SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of May 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of May, 2005.

Contents:

      Press release re: Strategic and financial review dated 31 May, 2005.

BioProgress PLC

31 May 2005

Press Release	31 May 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Strategic and Financial Review

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces the results of a strategic and financial review (‘the review’). The Board announced the review on 13th April upon discovering that trading levels at its BioTec Films subsidiary in Tampa were not as strong as previously anticipated and were unlikely to reach levels indicated in previous announcements. The Company’s consolidated overheads, before any capital expenditure, were also expected to be higher than previously indicated.

The review has covered all trading and non-trading aspects of the Company and, in particular, has focused upon the operational assets, including commercial contractual arrangements, and the liabilities facing BioProgress. In its conduct of this review, the Board has obtained professional legal and financial advice and support to assist in its analysis of the issues facing the business and of the most appropriate solutions to ensure the continued success and growth of BioProgress.

The review identified issues relating to some of the commercial agreements entered into by the Company as well as the appropriateness of BioProgress’ financial and structural arrangements. The Company’s partnership arrangements have not in all cases been aligned to the development of BioProgress’ technology base or of enabling the earliest possible commercialisation of its XGEL solutions. The Company has also entered into financial and other commitments not suited to its stage of development or level of risk.

Remedial action is already underway and the Board expects to report further on a number of positive developments in directing the sustained growth of the business. The new management team is focused on ensuring that the assets of the business are used to ensure the successful commercialisation of the XGEL technologies. While BioProgress has a further portfolio of both development and earlier stage projects which have high potential, the Board is placing emphasis on its more advanced products to deliver near term revenue, whilst maintaining the inventive and entrepreneurial drive within the Company which will ensure continued longer term growth.

The new management team has also implemented structural and operational changes to ensure a tight control on costs as well as drive efficiencies within the Company, in particular the film production plant at BioTec Films in Tampa. These measures are already generating positive results and the Board will continue to monitor closely the progress of this division. BioTec Films is expected to assist in the continued development of the Company’s products in commercialisation but not to be the profit centre of the business.

BioProgress continues to have a strong balance sheet and cash position and it is crucial that this position is maintained and that all resources are applied in an efficient manner to drive growth for the benefit of the Shareholders.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc
Richard Trevillion, Chief Executive Officer	Tel: +44 (0) 1354 655674
Dan Farrow, Finance Director
www.bioprogress.com

UK Media enquiries:
Abchurch
Henry Harrison-Topham / Samantha Robbins	Tel: +44 (0) 20 7398 7700
samantha.robbins@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: May 31, 2005	Elizabeth Edwards
Chief Financial Officer